# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Perceptive Capital Solutions Corp, CIK 0002017526
CUSIP: G70077105
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 51 ASTOR PLACE, 10TH FLOOR, NEW YORK, New York (NY), 10003
Date of event which requires filing of this statement: 01/06/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001753875

## Reporting persons
- One Fin Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 603,072; sole dispositive power 0; shared dispositive power 603,072; aggregate amount beneficially owned 603,072 (6.8% of the class)
  Comment: Percentage calculated based on 8,911,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- One Fin Capital Master Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 603,072; sole dispositive power 0; shared dispositive power 603,072; aggregate amount beneficially owned 603,072 (6.8% of the class)
  Comment: Percentage calculated based on 8,911,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- One Fin Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 603,072; sole dispositive power 0; shared dispositive power 603,072; aggregate amount beneficially owned 603,072 (6.8% of the class)
  Comment: Percentage calculated based on 8,911,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.
- David MacKnight: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 603,072; sole dispositive power 0; shared dispositive power 603,072; aggregate amount beneficially owned 603,072 (6.8% of the class)
  Comment: Percentage calculated based on 8,911,250 Class A Ordinary Shares outstanding as of November 12, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: Perceptive Capital Solutions Corp
Address of issuer's principal executive offices: 51 Astor Place, 10th Floor, New York, NY 10003

## Item 2. Person Filing
Name of person filing:
One Fin Capital Management LP, a Delaware limited partnership ("One Fin")

One Fin Capital Master Fund LP, a Cayman Islands limited partnership (the "Partnership")

One Fin Capital GP LLC, a Delaware limited liability company (the "General Partner")

David MacKnight

One Fin and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Mr. MacKnight is the control person of One Fin and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Class A Ordinary Shares except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Class A Ordinary Shares covered by this Schedule 13G.
Address of principal business office or, if none, residence: One Letterman Drive, Building C, Suite C3-400, San Francisco, CA 94129
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
One Fin: 603,072

Partnership: 603,072

General Partner: 603,072

David MacKnight: 603,072
Percent of class:
One Fin: 6.8%

Partnership: 6.8%

General Partner: 6.8%

David MacKnight: 6.8%
Sole power to vote or to direct the vote:
One Fin: 0

Partnership: 0

General Partner: 0

David MacKnight: 0
Shared power to vote or to direct the vote:
One Fin: 603,072

Partnership: 603,072

General Partner: 603,072

David MacKnight: 603,072
Sole power to dispose or to direct the disposition:
One Fin: 0

Partnership: 0

General Partner: 0

David MacKnight: 0
Shared power to dispose or to direct the disposition:
One Fin: 603,072

Partnership: 603,072

General Partner: 603,072

David MacKnight: 603,072

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds Class A Ordinary Shares for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99 - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

## Signatures
- One Fin Capital Management LP: /s/ MayKao Y. Manisone, Chief Compliance Officer (01/13/2026)
- One Fin Capital Master Fund LP: /s/ MayKao Y. Manisone, Chief Compliance Officer of the General Partner, One Fin Capital GP LLC (01/13/2026)
- One Fin Capital GP LLC: /s/ MayKao Y. Manisone, Chief Compliance Officer (01/13/2026)
- David MacKnight: /s/ David MacKnight, Reporting person (01/13/2026)